FSD Pharma Inc.
199 Bay St., Suite 4000
Toronto, Ontario M5L 1A9, Canada

July 19, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FSD Pharma Inc. - Request to Withdraw Registration Statement on Form F-10 (File No. 333-254995)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-254995), together with all exhibits thereto (collectively, the "Registration Statement"), effective as of the date hereof. The Registration Statement was originally filed with the Commission on April 2, 2021, and never became effective under the Securities Act. The Registrant requests this withdrawal because the proposed offering of securities contemplated by the Registration Statement has not occurred and will not be proceeding. The Registrant believes that such withdrawal is consistent with the public interest and the protection of investors.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions or require additional information, please contact our U.S. counsel, John D. Hancock of Foley Hoag LLP, at (617) 832-1201 or jdh@foleyhoag.com.

Sincerely,

FSD Pharma Inc.

By: /s/ Zeeshan Saeed

Name: Zeeshan Saeed

Title: President and Executive Co-Chairman

cc: John D. Hancock, Foley Hoag LLP